September 18, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Hodan Siad– Office of Structured Finance
Arthur Sandel – Office of Structured Finance

Re:	Duke Energy Progress, LLC
Duke Energy Progress NC Storm Funding II LLC
Registration Statement on Form SF-1
Filed September 3, 2025
File Nos. 333-288942 and 333-288942-01

Dear Ms. Siad and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Duke Energy Progress, LLC and Duke Energy Progress NC Storm Funding II LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 9:00 A.M. Eastern Time on September 22, 2025, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: September 3, 2025

(ii)	Anticipated dates of distribution: September 18, 2025 – September 30, 2025

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

RBC Capital Markets, LLC
Barclays Capital Inc.

RBC CAPITAL MARKETS, LLC

By:	/s/ Sofia Shields
Name:	Sofia Shields
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Eric Chang
Name:	Eric Chang
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request